                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                                  PC Mall, Inc.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   69323 K 100
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                    --------------------
CUSIP No. 69323 K 100                 13D                      Page 2 of 6 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JONATHAN L. KIMERLING
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  967,600**
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              967,600**
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    967,600**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (i)  902,600  Shares  owned by Four Leaf  Management,  LLC,  (ii)
20,000 Shares owned by Mr. Kimerling in an investment retirement account,  (iii)
15,000  Shares  purchased  by Mr.  Kimerling  as  custodian  on  behalf  of Joel
Kimerling, (iv) 15,000 Shares held by Victoria Kimerling for which Mr. Kimerling has investment power and (v)15,000  Shares held by Isabella  Kimerling for which
Mr. Kimerling has investment power.

------------------------                                    --------------------
CUSIP No. 69323 K 100                 13D                      Page 3 of 6 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FOUR LEAF MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ALABAMA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  902,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              902,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    902,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    --------------------
CUSIP No. 69323 K 100                 13D                      Page 4 of 6 Pages
------------------------                                    --------------------

            The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 3 amends the
Schedule 13D as specifically set forth.

   Item 3 is hereby amended to add the following:

      The aggregate  purchase price of 967,600 Shares  beneficially  held by Mr.
Kimerling is  $2,341,202.  The sources of these funds are (i)  $2,158,331 of Mr.
Kimerling's  personal funds with respect to 902,600 Shares held by Four Leaf LLC that were contributed from the Joint Account,  the Ten Year Trust, the Kimerling
Account and the S&J Account,  (ii) $115,085 of Mr.  Kimerling's  personal  funds with  respect to 20,000  Shares held in Mr.  Kimerling's  investment  retirement account,  (iii) $22,444 of the personal funds of Isabella Kimerling with respect to 15,000 Shares for which Mr.  Kimerling has investment and dispositive  power,
(iv) $22,587 of the personal funds of Victoria  Kimerling with respect to 15,000
Shares for which Mr.  Kimerling has  investment  and  dispositive  power and (v)
$22,755 of the personal  funds of Joel  Kimerling  with respect to 15,000 Shares purchased by Mr.  Kimerling as custodian on behalf of Joel Kimerling and held in a UGMA account.

   Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

            Item 5 (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 12,493,477  Shares  outstanding,  which is the total  number of Shares  outstanding  as of  August 9, 2007 as  reported  in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended June 30, 2007, as filed with the Securities and Exchange Commission on August 14, 2006.

            As of the close of  business  on  October  9,  2006,  Mr.  Kimerling beneficially owned 967,600 Shares, constituting approximately 7.7% of the Shares outstanding.  Four Leaf LLC  beneficially  owned  902,600  Shares,  constituting approximately 7.2% of the Shares outstanding.

            (b) By virtue of his relationship  with Four Leaf LLC, Mr. Kimerling may be deemed to have sole  voting and  dispositive  power  with  respect to the
902,600  Shares  owned by Four Leaf  LLC.  Mr.  Kimerling  has sole  voting  and dispositive  power with respect to (i) 20,000 Shares  beneficially  owned by him through his investment  retirement  account and (ii) 45,000 Shares  beneficially owned by him through investment accounts of his children.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market, unless otherwise specified.

------------------------                                    --------------------
CUSIP No. 69323 K 100                 13D                      Page 5 of 6 Pages
------------------------                                    --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      October 10, 2007        FOUR LEAF MANAGEMENT, LLC

                                    By: /s/ Jonathan L. Kimerling
                                       -----------------------------------------
                                       Jonathan L. Kimerling
                                       Manager

                                     /s/ Jonathan L. Kimerling
                                    --------------------------------------------
                                    JONATHAN L. KIMERLING

------------------------                                    --------------------
CUSIP No. 69323 K 100                 13D                      Page 6 of 6 Pages
------------------------                                    --------------------

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common Stock         Purchase/Sale
        Purchased /                Price Per                  Date of
   (Sold or Transferred)            Share($)               Purchase/sale
   ---------------------            --------               -------------

                            FOUR LEAF MANAGEMENT LLC
                            ------------------------

          (2,000)                   15.6502                   9/28/07
            (400)                   16.0550                   10/4/07
         (50,000)                   16.1578                   10/5/07
         (50,000)                   16.1144                   10/5/07
         (10,000)                       (1)                   10/5/07

                               JONATHAN KIMERLING
                               ------------------

            5,000                   10.8261                  8/9/07 (2)
            5,000                   10.8915                  8/9/07 (3)
            5,000                   10.0762                 8/16/07 (4)
            (800)                   11.7500                 8/22/07 (4)
          (4,200)                   11.7500                 8/23/07 (4)
          (5,000)                   14.6639                 9/27/07 (2)
          (5,000)                   14.6639                 9/27/07 (3)
          (3,500)                   15.9410                 10/1/07 (4)
         (21,500)                   15.4500                 10/3/07 (4)

--------------------
   (1) Represents  shares  transferred as a gift to the Community  Foundation of
       Greater Bhan as of October 8, 2007.
   (2) Represents shares held by Isabella  Kimerling for which Mr. Kimerling has investment power.
   (3) Represents shares held by Victoria  Kimerling for which Mr. Kimerling has investment power.
   (4) Represents shares  beneficially held by Jonathan Kimerling as beneficiary of an IRA Account.